Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                              Eastman Kodak Company
                                  Common Stock
                             CUSIP Number 277461109

Date of Event Which Requires Filing of this Statement:     December 31, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 277461109

         1)    Name of reporting person:
                  Legg Mason Capital Management, Inc.
               Tax Identification No.:
                  52-1268629

         2)     Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        44,344,643
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   44,344,643

         9)    Aggregate amount beneficially owned by each reporting person:
                 44,344,643

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                  15.44%

         12)   Type of reporting person:
                  IA, CO

CUSIP No. 277461109

         1)   Name of reporting person:
                  Legg Mason Funds Management, Inc.
               Tax Identification No.:
                   52-2268681

         2)   Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)    SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:       10,008,142
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:  10,008,142

         9)     Aggregate amount beneficially owned by each reporting person:
                  10,008,142

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)    Percent of class represented by amount in row (9):
                  3.48%

         12)    Type of reporting person:
                  IA, CO

CUSIP No. 277461109

         1)   Name of reporting person:
                  LMM LLC
               Tax Identification No.:
                   52-2204753

         2)   Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)    SEC use only

         4)     Place of organization:
                  Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:       17,077,000*
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:  17,077,000*

         9)     Aggregate amount beneficially owned by each reporting person:
                 17,077,000*

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)    Percent of class represented by amount in row (9):
                 5.95%*

         12)    Type of reporting person:
                  IA, OO

        *Includes 13,877,000 shares that may be deemed to be beneficially owned by LMM LLC due to its beneficial ownership of certain options.

CUSIP No. 277461109

         1)      Name of reporting person:
                   Legg Mason Focus Capital, Inc.
                 Tax Identification No.
                   52-2311719

         2)     Check the appropriate box if a member of a group:
                   a)    x
                   b)    n/a

         3)     SEC use only

         4)     Place of organization:
                   Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:           - 0 -
         6)     Shared voting power:         55,575
         7)     Sole dispositive power:      - 0 -
         8)     Shared dispositive power:    55,575

         9)     Aggregate amount beneficially owned by each reporting person:
                 55,575

         10)   Check the aggregate amount in row (9) excludes certain shares:
                    n/a

         11)   Percent of class represented by amount in row (9):
                   0.02%

         12)   Type of reporting person:
                    IA,CO

CUSIP No. 277461109

           1) Name of reporting person:
                  Legg Mason Value Trust, Inc.
              Tax Identification No.:
                  52-1250327

           2) Check the appropriate box if a member of a group:
                  a)    n/a
                  b)    n/a

           3)   SEC use only

           4)   Place of organization:
                             Maryland

Number of shares beneficially owned by each reporting person with:
           5)  Sole voting power:           - 0 -
           6)  Shared voting power:         23,000,000
           7)  Sole dispositive power       - 0 -
           8)  Shared dispositive power:    23,000,000

           9) Aggregate amount beneficially owned by each reporting person:
                      23,000,000
          10) Check if the aggregate amount in row (9) excludes certain shares:
                      n/a

            11) Percent of class represented by amount in row (9):
                      8.01%

            12) Type of reporting person:
                      IV, CO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
         Item 1a)     Name of issuer:
                           Eastman Kodak Company

         Item 1b)     Address of issuer's principal executive offices:
                           343 State Street
                           Rochester, NY  14650

         Item 2a)    Name of person filing:
                           Legg Mason Capital Management, Inc.
                           Legg Mason Funds Management, Inc.
                           LMM LLC
                           Legg Mason Focus Capital, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Legg Mason Capital Management, Inc.
                                    Maryland corporation
                           Legg Mason Funds Management, Inc.
                                    Maryland corporation
                           LMM LLC
                                    Delaware limited liability company
                           Legg Mason Focus Capital, Inc.
                                    Maryland corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     277461109

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
         (a)[   ] Broker or dealer under Section 15 of the Act.
         (b)[   ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[   ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[   ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[   ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
         (h)[X  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:             71,485,351**

         (b)     Percent of Class:  24.89%**

         (c)     Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)   shared power to vote or to direct the vote:
                                   71,485,351**
                  (iii)  sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    71,485,351**

     **Includes 13,877,000 shares that may be deemed to be beneficially owned by LMM LLC due to its beneficial ownership of certain options.

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                  Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

                  The interest of one account, Legg Mason Value Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Capital Management, Inc., amounted to 23,000,000 shares or 8.01% of the total shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                         Legg Mason Funds Management, Inc.-investment adviser Legg Mason Capital Management, Inc.-investment adviser LMM LLC - investment advisor
                         Legg Mason Focus Capital, Inc.-investment adviser

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                     Signature
                                                    -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - February 14, 2006

         Legg Mason Capital Management, Inc.


         By___________________________________________
                Andrew J. Bowden, Senior Vice President

         Legg Mason Funds Management, Inc.


         By___________________________________________
                Andrew J. Bowden, Senior Vice President

         LMM LLC


         By___________________________________________
               Jennifer Murphy, Chief Operations Officer

         Legg Mason Focus Capital, Inc.


         By____________________________________________
                Robert G. Hagstrom, President



                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
         This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in
Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

         Legg Mason Capital Management, Inc.


         By__________________________________________________
                Andrew J. Bowden, Senior Vice President

         Legg Mason Funds Management, Inc.


         By__________________________________________________
                Andrew J. Bowden, Senior Vice President


         LMM LLC


         By___________________________________________
               Jennifer Murphy, Chief Operations Officer

         Legg Mason Focus Capital, Inc.


         By__________________________________________________
                Robert G. Hagstrom, President

         Legg Mason Value Trust, Inc.


         By___________________________________________________
                Gregory T. Merz, Vice President